File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2007

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
	(Unaudited)
Net sales	$595,490	$502,041	$1,025,027	$895,323
Cost of goods sold	379,536	329,076	664,287	601,446

Gross profit	215,954	172,965	360,740	293,877
Operating expenses:
Marketing and selling	76,463	70,445	141,250	121,643
Research and development	30,939	26,118	59,704	51,046
General and administrative	28,149	24,225	55,471	45,220

Total operating expenses	135,551	120,788	256,425	217,909
Operating income	80,403	52,177	104,315	75,968
Interest income, net	3,925	1,930	7,463	3,476
Other income (expense), net	(65,023)	1,107	(63,704)	9,838

Income before income taxes	19,305	55,214	48,074	89,282
Provision for income taxes	7,743	6,010	10,958	9,931

Net income	$11,562	$49,204	$37,116	$79,351

Net income per share:
Basic	$0.06	$0.27	$0.20	$0.43
Diluted	$0.06	$0.26	$0.20	$0.42

Shares used to compute net income per share:
Basic	181,459	182,502	181,630	182,575
Diluted	188,293	190,276	188,699	190,466

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	September 30, 2007	March 31, 2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$265,388	$196,197
Short-term investments	101,181	214,625
Accounts receivable	425,052	310,377
Inventories	263,396	217,964
Other current assets	62,437	68,257

Total current assets	1,117,454	1,007,420
Property, plant and equipment	97,414	87,054
Goodwill	186,577	179,991
Other intangible assets	16,484	18,920
Other assets	32,946	34,078

Total assets	$1,450,875	$1,327,463

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term debt	$—	$11,856
Accounts payable	340,786	218,129
Accrued liabilities	161,613	235,080

Total current liabilities	502,399	465,065
Other liabilities	99,505	17,874

Total liabilities	601,904	482,939

Commitments and contingencies

Shareholders' equity:
Shares, par value CHF 0.25—231,606,620 authorized, 60,661,860 conditionally authorized and 191,606,620 issued at September 30, 2007; 231,606,620 authorized, 71,561,860 conditionally authorized and 191,606,620 issued at March 31, 2007	33,370	33,370
Additional paid-in capital	60,869	72,779
Less shares in treasury, at cost, 10,320,263 at September 30, 2007 and 9,363,639 at March 31, 2007	(258,055)	(217,073)
Retained earnings	1,041,036	995,606
Accumulated other comprehensive loss	(28,249)	(40,158)

Total shareholders' equity	848,971	844,524

Total liabilities and shareholders' equity	$1,450,875	$1,327,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six months ended September 30,
	2007	2006
	(Unaudited)
Cash flows from operating activities:
Net income	$37,116	$79,351
Non-cash items included in net income:
Depreciation	20,002	16,266
Amortization of other intangible assets	2,437	1,905
Share-based compensation expense related to options and purchase rights	9,935	10,352
Write-down of investments	67,419	—
Gain on sale of investment	—	(6,597)
Gain on cash surrender value of life insurance policies	(567)	(331)
Excess tax benefits from share-based compensation	(8,285)	(4,669)
Deferred income taxes and other	(824)	(8,203)
Changes in assets and liabilities:
Accounts receivable	(103,992)	(105,278)
Inventories	(40,810)	(58,009)
Other assets	(4,938)	(7,112)
Accounts payable	120,026	96,576
Accrued liabilities	15,297	27,688

Net cash provided by operating activities	112,816	41,939

Cash flows from investing activities:
Purchases of property, plant and equipment	(29,917)	(26,058)
Purchases of short-term investments	(379,793)	(115,000)
Sales of short-term investments	425,879	20,000
Proceeds from sale of investment	11,308	12,874
Premiums paid on cash surrender value life insurance policies	(238)	(56)

Net cash provided by (used in) investing activities	27,239	(108,240)

Cash flows from financing activities:
Repayment of short-term debt	(11,739)	(1,737)
Purchases of treasury shares	(93,562)	(49,219)
Proceeds from sale of shares upon exercise of options and purchase rights	25,324	17,016
Excess tax benefits from share-based compensation	8,285	4,669

Net cash used in financing activities	(71,692)	(29,271)

Effect of exchange rate changes on cash and cash equivalents	828	389

Net increase (decrease) in cash and cash equivalents	69,191	(95,183)
Cash and cash equivalents at beginning of period	196,197	245,014

Cash and cash equivalents at end of period	$265,388	$149,831

Supplemental cash flow information:
Interest paid	$7	$81
Income taxes paid	$4,403	$5,073

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount
March 31, 2006	191,606	$33,370	$100,339	8,955	$(186,080)	$765,758	$(28,211)	$685,176
Net income	—	—	—	—	—	79,351	—	79,351
Cumulative translation adjustment	—	—	—	—	—	—	4,780	4,780
Unrealized loss on investment, net of tax	—	—	—	—	—	—	(10,280)	(10,280)
Reclassification adjustment for realized gains on investment included in net income	—	—	—	—	—	—	(6,597)	(6,597)
Deferred hedging gains	—	—	—	—	—	—	959	959

Total comprehensive income								68,213

Tax benefit from exercise of stock options	—	—	9,949	—	—	—	—	9,949
Purchase of treasury shares	—	—	—	2,410	(49,219)	—	—	(49,219)
Sale of shares upon exercise of options and purchase rights	—	—	(30,399)	(2,258)	47,415	—	—	17,016
Share-based compensation expense related to employee stock options and stock purchase plan	—	—	10,352	—	—	—	—	10,352

September 30, 2006	191,606	$33,370	$90,241	9,107	$(187,884)	$845,109	$(39,349)	$741,487

March 31, 2007	191,606	$33,370	$72,779	9,364	$(217,073)	$995,606	$(40,158)	$844,524
Net income	—	—	—	—	—	37,116	—	37,116
Cumulative translation adjustment	—	—	—	—	—	—	13,968	13,968
Minimum pension liability adjustment	—	—	—	—	—	—	306	306
Deferred hedging losses	—	—	—	—	—	—	(2,365)	(2,365)

Total comprehensive income								49,025

Adjustment for the adoption of FASB Interpretation No. 48 (FIN 48)	—	—	—	—	—	8,314	—	8,314
Tax benefit from exercise of stock options	—	—	5,453	—	—	—	—	5,453
Purchase of treasury shares	—	—		3,466	(93,562)			(93,562)
Sale of shares upon exercise of options and purchase rights	—	—	(27,256)	(2,510)	52,580	—	—	25,324
Share-based compensation expense related to employee stock options and stock purchase plan	—	—	9,893	—	—	—	—	9,893

September 30, 2007	191,606	$33,370	$60,869	10,320	$(258,055)	$1,041,036	$(28,249)	$848,971

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—The Company

Logitech International S.A. is a world leader in peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. The Company generates revenues from sales of its products to a worldwide network of retail distributors and resellers and to original equipment manufacturers (“OEMs”). The Company’s sales to its retail channels comprise the large majority of its revenues.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq Global Select Market. In October 2006, the Company exchanged its Nasdaq-listed ADSs for Logitech shares, as a result of which Logitech shares trade on both the Nasdaq Global Select Market and the SWX Swiss Exchange. The trading symbol for Logitech shares is LOGI on Nasdaq and LOGN on SWX. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The condensed consolidated financial statements comply with Swiss law and are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2007 included in its Annual Report on Form 20-F. Certain prior year financial statement amounts have been reclassified to conform to the current year presentation with no impact on previously reported net income.

In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Operating results for the three and six months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending March 31, 2008 or any future periods.

Fiscal Year

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Changes in Significant Accounting Policies

The carrying value of certain of the Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value due to their short maturities. The Company’s short-term investments are reported at estimated fair value. The fair value of short-term investments is estimated based on quoted market prices, if available, the present value of expected cash flows, or by pricing the underlying collateral using published mortgage indices for comparably-rated collateral pools.

During the first quarter of fiscal year 2008, Logitech adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). Note 11 of the condensed consolidated financial statements describes FIN 48 and the effects on our results of operations and financial position arising from its adoption.

The Company’s assessment of uncertain tax positions under FIN 48 requires that management make estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company’s estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on the Company’s income tax provision and its results of operations.

There have been no other substantial changes in our significant accounting policies during the six months ended September 30, 2007 as compared with the significant accounting policies described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and would be applied prospectively in the first quarter of the Company’s fiscal year 2009. The Company is evaluating which eligible items might be measured at fair value, and what the financial statement and disclosure impact would be.

Note 3—Net Income per Share

The computations of basic and diluted net income per share for the Company were as follows (in thousands except per share amounts):

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
Net income	$11,562	$49,204	$37,116	$79,351

Weighted average shares - basic	181,459	182,502	181,630	182,575
Effect of potentially dilutive stock options and stock purchase plan	6,834	7,774	7,069	7,891

Weighted average shares - diluted	188,293	190,276	188,699	190,466

Net income per share - basic	$0.06	$0.27	$0.20	$0.43
Net income per share - diluted	$0.06	$0.26	$0.20	$0.42

Share equivalents attributable to outstanding stock options of 1,608,700 and 3,218,973 for the three months ended September 30, 2007 and 2006, and 2,695,900 and 3,228,973 for the six months ended September 30, 2007 and 2006, were excluded from the calculation of diluted net income per share. The exercise prices of these options were greater than the average market price of the Company’s shares in the applicable periods, and therefore their inclusion would have been anti-dilutive.

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted by the Company are treated as potential shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. The following table presents the effect of in-the-money employee stock options treated as potential shares in computing diluted earnings per share:

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
In-the-money employee stock options treated as potential shares	15,932,981	17,221,465	15,485,457	17,745,128
Percentage of basic weighted average shares outstanding	8.8%	9.4%	8.5%	9.7%
Average share price	$27.22	$20.51	$27.05	$20.26

The following table illustrates the dilution effect of stock options granted and exercised:

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
Basic weighted average shares outstanding as of September 30	181,458,928	182,502,225	181,629,547	182,575,304

Stock options granted	89,000	22,500	698,000	605,500
Stock options canceled, forfeited, or expired	(191,248)	(78,950)	(238,634)	(373,118)

Net options granted	(102,248)	(56,450)	459,366	232,382

Grant dilution (1)	-0.1%	0.0%	0.3%	0.1%

Stock options exercised	1,053,894	1,154,455	2,319,159	1,953,277

Exercise dilution (2)	0.6%	0.6%	1.3%	1.1%

(1)	The percentage of grant dilution is computed based on net options granted as a percentage of basic weighted average shares outstanding.
(2)	The percentage of exercise dilution is computed based on options exercised as a percentage of basic weighted average shares outstanding.

Note 4—Balance Sheet Components

The following provides the details of certain balance sheet components (in thousands):

	September 30, 2007	March 31, 2007
Accounts receivable:
Accounts receivable	$525,487	$404,373
Allowance for doubtful accounts	(3,100)	(3,322)
Allowance for returns	(13,831)	(15,821)
Allowances for customer programs	(83,504)	(74,853)

	$425,052	$310,377

Inventories:
Raw materials	$49,954	$41,542
Work-in-process	13	251
Finished goods	213,429	176,171

	$263,396	$217,964

Other current assets:
Tax and VAT refund receivables	$21,480	$19,695
Deferred taxes	21,972	22,705
Prepaid expenses and other	18,985	25,857

	$62,437	$68,257

Property, plant and equipment:
Plant and buildings	$31,810	$31,351
Equipment	118,356	103,016
Computer equipment	39,662	34,469
Computer software	44,549	42,703

	234,377	211,539
Less: accumulated depreciation	(147,823)	(135,225)

	86,554	76,314
Construction-in-progress	7,795	7,715
Land	3,065	3,025

	$97,414	$87,054

Other assets:
Deferred taxes	$18,361	$20,639
Cash surrender value of life insurance contracts	11,724	10,888
Deposits and other	2,861	2,551

	$32,946	$34,078

Accrued liabilities:
Accrued marketing expenses	$31,445	$29,881
Accrued personnel expenses	42,720	34,450
Income taxes payable—current	5,907	93,245
Accrued freight and duty	10,283	12,246
Deferred payment for Intrigue Technologies acquisition	36,262	33,685
Other accrued liabilities	34,996	31,573

	$161,613	$235,080

Long-term liabilities:
Income taxes payable—non-current	$84,424	$—
Obligation for management deferred compensation	13,679	12,424
Other long-term liabilities	1,402	5,450

	$99,505	$17,874

Note 5—Short-term Investments

The Company’s short-term investments portfolio as of September 30, 2007, June 30, 2007 and March 31, 2007 consisted of the following types of collateralized investments (in thousands):

	September 30, 2007		June 30, 2007		March 31, 2007
	Par Value	Carrying Value	Par Value	Carrying Value	Par Value	Carrying Value
Residential and Commercial Mortgages	$94,950	$32,687	$108,175	$108,175	$85,650	$85,650
Corporate Debt	73,650	68,494	30,800	30,800	—	—
Student Loans	—	—	—	—	89,775	89,775
Revenue Bonds	—	—	—	—	35,000	35,000
Utility Mortgage Bonds	—	—	—	—	4,200	4,200

	$168,600	$101,181	$138,975	$138,975	$214,625	$214,625

The short-term investments are primarily auction rate securities. Although the securities generally have maturity dates greater than 10 years, these investments were considered highly liquid, with interest rates that typically reset through an auction every 28 days. Investments collateralized by corporate debt with a par value of $31.9 million and a carrying value of $29.6 million as of September 30, 2007 have original maturity dates within the next 10 years. All other short-term investments have maturity dates in excess of 10 years. All short-term investments are classified as available-for-sale and reported at estimated fair value. Estimated fair value at March 31, 2007 and June 30, 2007 was based on quoted market prices.

During the three months ended September 30, 2007, auctions for the investments owned by the Company failed. Fair value at September 30, 2007 was estimated based on either the present value of expected cash flows or by pricing the underlying collateral using published mortgage indices for comparably-rated collateral pools. The Company recorded an unrealized loss of $67.4 million related to the other-than-temporary decline in the estimated fair value of these investments.

On October 16, 2007, the Company sold at par value 50% of each of its short-term investments owned at September 30, 2007 as part of a confidential settlement agreement. The sale price is not necessarily indicative of current market prices or fair value for the securities. As a result of the settlement, the Company will recover one-half of the unrealized loss that was recorded in the second quarter and will record $33.7 million as realized gain with respect to these securities in the third quarter of fiscal year 2008.

Note 6—Goodwill and Other Intangible Assets

The increase in the carrying amount of goodwill between March 31, 2007 and September 30, 2007 was primarily related to foreign currency translation adjustments and an increase in the deferred payment amount payable to the former shareholders of Intrigue Technologies, Inc.

The Company’s other intangible assets subject to amortization were as follows (in thousands):

	September 30, 2007			March 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$19,969	$(15,813)	$4,156	$19,943	$(14,902)	$5,041
Technology	30,823	(19,073)	11,750	34,423	(21,248)	13,175
Customer contracts	2,118	(1,540)	578	2,120	(1,416)	704

	$52,910	$(36,426)	$16,484	$56,486	$(37,566)	$18,920

The change in the gross carrying amount of technology as of September 30, 2007 relates to fully amortized technology assets written off during the six months ended September 30, 2007. For the three months ended September 30, 2007 and 2006, amortization expense for other intangible assets was $1.2 million and $1.0 million. For the six months ended September 30, 2007 and 2006, amortization expense for other intangible assets was $2.4 million and $1.9 million. The Company expects that amortization expense for the six-month period ending March 31, 2008 will be $2.6 million, and annual amortization expense for fiscal years 2009, 2010, 2011 and 2012 will be $4.0 million, $3.0 million, $3.0 million and $2.0 million; and $1.9 million in total thereafter.

Note 7—Financing Arrangements

The Company had several uncommitted, unsecured bank lines of credit aggregating $133.4 million at September 30, 2007. There are no financial covenants under these lines of credit with which the Company must comply. The Company had letters of credit and guarantees of $2.4 million at September 30, 2007, which reduce the amounts available under the lines of credit.

Note 8—Shareholders’ Equity

Stock Split

In June 2006, the Company’s shareholders approved a two-for-one split of Logitech’s shares, which took effect on July 14, 2006. All references to share and per-share data for all periods presented herein have been adjusted to give effect to these stock splits.

Authorized and Conditional Share Capital

In June 2007, the Company’s Board of Directors approved a change in the Company’s Articles of Incorporation which eliminated the conditional share capital for 10,900,000 shares covering conversion rights granted in connection with the issuance of the Company’s convertible bonds in 2001. This conditional share capital was no longer required, as the Company satisfied its conversion obligations during fiscal year 2006 by the delivery of treasury shares rather than the issuance of shares from conditional share capital.

Share Repurchases

The Company employs share buyback programs as an efficient way to return value to shareholders.

In June 2007, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares, subject to the approval of the Swiss Takeover Board. This new program will begin after the Company completes the share buyback program announced in May 2006.

In May 2006, the Company’s board of directors approved a share buyback program authorizing the repurchase of up to $250 million of its shares. The program expires at the Company’s 2009 Annual General Meeting at the latest. The approved amount remaining under this program at September 30, 2007 is $80.3 million.

In June 2005, the Company announced the approval by its board of directors of a buyback program of up to CHF 300 million (approximately $235 million based on exchange rates at the date of announcement). This program was completed in the quarter ended December 31, 2006.

During the three and six months ended September 30, 2007 and 2006, the Company repurchased shares under these buyback programs as follows (in thousands):

Buyback Program	Three months ended September 30, (1)				Six months ended September 30, (1)
	2007		2006		2007		2006
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
May 2006	1,526	$41,559	—	$—	3,466	$93,562	—	$—
June 2005	—	—	1,190	24,689	—	—	2,410	49,219

	1,526	$41,559	1,190	$24,689	3,466	$93,562	2,410	$49,219

(1)	Represents the amount in U.S. dollars, calculated on exchange rates on the repurchase dates.

Note 9—Comprehensive Income

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three and six months ended September 30, 2007 and 2006 was as follows (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
Net income	$11,562	$49,204	$37,116	$79,351
Other comprehensive income (loss):
Cumulative translation adjustment	9,442	(2,876)	13,968	4,780
Minimum pension liability adjustment	—	—	306	—
Unrealized loss on investment, net of tax	—	(1,597)	—	(10,280)
Reclassification adjustment for realized (gains) losses on investment included in net income	—	—	—	(6,597)
Deferred hedging gains (losses)	(1,537)	1,274	(2,365)	959

Comprehensive income	$19,467	$46,005	$49,025	$68,213

The components of accumulated other comprehensive loss were as follows (in thousands):

	September 30, 2007	March 31, 2007
Cumulative translation adjustment	$(24,561)	$(38,529)
Pension liability adjustments	(2,422)	(2,728)
Deferred hedging gains (losses)	(1,266)	1,099

	$(28,249)	$(40,158)

Note 10—Employee Benefit Plans

Employee Share Purchase Plans and Stock Option Plans

As of September 30, 2007, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), the 1996 Employee Share Purchase Plan (U.S.), and the 2006 Stock Incentive Plan. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

Effective June 15, 2006, Logitech’s Board of Directors approved the splitting of the Company’s Employee Share Purchase Plan into two separate plans, one for employees in the United States and one for employees outside the United States. As a result, the Board adopted the 2006 Employee Share Purchase Plan (Non-U.S.) (“2006 ESPP”) and renamed the 1996 Employee Share Purchase Plan as the 1996 Employee Share Purchase Plan (U.S.) (“1996 ESPP”).

On June 16, 2006, Logitech’s shareholders approved adoption of the 2006 Stock Incentive Plan (the “2006 Plan”) with an expiration date of June 16, 2016. The Plan replaces the 1996 Stock Plan (“1996 Plan”).

The Company follows the accounting provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“SFAS 123R”), for share-based awards granted to employees and directors including stock options and share purchases under the 2006 ESPP and 1996 ESPP. The following table summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three and six months ended September 30, 2007 and 2006 (in thousands).

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
Cost of goods sold	$636	$731	$1,340	$1,449

Share-based compensation expense included in gross profit	636	731	1,340	1,449

Operating expenses:
Marketing and selling	1,699	1,910	3,645	3,761
Research and development	741	819	1,507	1,606
General and administrative	1,415	1,766	3,443	3,536

Share-based compensation expense included in operating expenses	3,855	4,495	8,595	8,903

Total share-based compensation expense related to employee stock options and employee stock purchases	4,491	5,226	9,935	10,352
Tax benefit	1,662	1,113	2,631	2,031

Share-based compensation expense related to employee stock options and employee stock purchases, net of tax	$2,829	$4,113	$7,304	$8,321

Share-based compensation expense per share:
Basic	$0.02	$0.02	$0.04	$0.05
Diluted	$0.02	$0.02	$0.04	$0.04

During the three and six months ended September 30, 2007, $0.7 million and $1.3 million of share-based compensation cost was capitalized to inventory. During the three and six months ended September 30, 2006, no share-based compensation cost was capitalized. As of September 30, 2007, total compensation cost related to non-vested stock options not yet recognized was $26.8 million, which is expected to be recognized over the next 34 months on a weighted-average basis.

The fair value of employee stock options granted and shares purchased under the Company’s employee purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values:

	Three Months Ended September 30,				Six Months Ended September 30,
	2007	2006	2007	2006	2007	2006	2007	2006
	Purchase Plans		Stock Option Plans		Purchase Plans		Stock Option Plans
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	3.7 years	4.0 years	6 months	6 months	3.7 years	3.7 years
Expected volatility	33%	32%	30%	43%	33%	32%	35%	43%
Risk-free interest rate	4.97%	4.94%	4.84%	5.08%	4.97%	4.94%	4.46%	4.98%
Expected forfeitures	0%	0%	7%	8%	0%	0%	7%	8%
Weighted average grant-date fair value of options granted	$7.01	$5.03	$8.16	$8.01	$7.01	$5.03	$9.28	$7.83

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. The Company has not paid dividends since 1996.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price volatility is based on historical volatility using daily prices over the term of past options or purchase offerings. The Company considers historical share price volatility as most representative of future stock option volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest.

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Three Months ended September 30,				Six Months ended September 30,
	2007		2006		2007		2006
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of period	18,172,071	$13	21,097,954	$10	18,875,722	$12	21,607,944	$10
Granted	89,000	$27	22,500	$20	698,000	$28	605,500	$20
Exercised	(1,053,894)	$9	(1,154,455)	$6	(2,319,159)	$9	(1,953,277)	$6
Cancelled or expired	(191,248)	$19	(78,950)	$15	(238,634)	$19	(373,118)	$12

Outstanding, end of period	17,015,929	$13	19,887,049	$11	17,015,929	$13	19,887,049	$11

Exercisable, end of period	11,056,631	$10	12,649,797	$8	11,056,631	$10	12,649,797	$8

The total pretax intrinsic value of options exercised during the three and six months ended September 30, 2007 was $20.4 million and $42.4 million. The tax benefit realized for the tax deduction from options exercised during the three and six months ended September 30, 2007 was $4.8 million and $10.4 million.

Note 11—Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. For the three months ended September 30, 2007 and 2006, the income tax provision was $7.7 million and $6.0 million based on effective income tax rates of 40.1% and 10.9%. For the six months ended September 30, 2007 and 2006, the income tax provision was $11.0 million and $9.9 million based on effective income tax rates of 22.8% and 11.1%.

The Company had a discrete event related to the other-than-temporary decline in the estimated fair value of the Company’s short-term investments during the three months ended September 30, 2007. There was no impact on the tax provision for the three and six months ended September 30, 2007, as the Company will not derive a tax benefit from the loss related to the other-than-temporary decline in the estimated fair value of the Company’s short-term investments.

Effective April 1, 2007, the Company adopted the provisions of FIN 48, which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As a result of the implementation of FIN 48, the Company reduced the liability for net unrecognized tax benefits and related accrued interest and penalties by approximately $8.3 million, and accounted for the reduction as the cumulative effect of a change in accounting principle, which resulted in an increase to retained earnings of approximately $8.3 million during the three months ended June 30, 2007. As of September 30, 2007 and March 31, 2007, the total amount of unrecognized tax benefits was $97.0 million and $89.7 million, of which $81.0 million and $76.3 million would affect the effective tax rate if realized. The Company classified unrecognized tax benefits under FIN 48 as long-term income taxes payable, as no amounts appear payable within the next 12 months.

The Company continues to recognize interest and penalties related to unrecognized tax positions in income tax expense. Upon the adoption of FIN 48, the total amount of accrued interest and penalties relating to unrecognized tax benefits was $7.2 million. As of September 30, 2007, the Company has approximately $8.0 million of accrued interest and penalties related to uncertain tax positions.

The Company files Swiss and foreign tax returns. For all these tax returns the Company is generally no longer subject to tax examinations for years prior to 1999.

Although timing of the resolution or closure on audits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next 12 months.

Note 12—Derivative Financial Instruments – Foreign Exchange Hedging

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three and six months ended September 30, 2007 and 2006. The notional amounts of foreign exchange forward contracts outstanding at September 30, 2007 and 2006 were $48.6 million and $49.2 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses were immaterial at September 30, 2007 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net losses reclassified to cost of goods sold during the three and six months ended September 30, 2007 were $0.3 million and $0.3 million. Realized net losses reclassified to cost of goods sold during the three and six months ended September 30, 2006 were $0.3 million and $0.7 million.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The gains or losses on the foreign exchange forward contracts offset the transaction losses or gains on the foreign currency receivables or payables recognized in earnings. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at September 30, 2007 and 2006 were $22.5 million and $11.4 million. The notional amounts of foreign exchange swap contracts outstanding at September 30, 2007 and 2006 were $6.3 million and $0.5 million. Unrealized net gains on the contracts were $0.4 million at September 30, 2007.

Note 13—Commitments and Contingencies

At September 30, 2007, fixed purchase commitments for capital expenditures amounted to $10.6 million, and primarily related to commitments for manufacturing equipment and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At September 30, 2007, fixed purchase commitments for inventory amounted to $195.0 million, which are expected to be fulfilled within the fiscal quarter ending December 31, 2007. The Company also had other commitments totaling $30.9 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary. At September 30, 2007, the amount of outstanding guaranteed purchase obligations was approximately $3.3 million. The maximum potential future payments under one of the two guarantee arrangements is limited to $2.8 million in total. The other guarantee is limited to purchases of specified components from the named supplier. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at September 30, 2007. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with net sales in the revenue measurement period. Based on the net sales of remote controls since April 2006, we will be obligated to make a deferred payment of at least $36.3 million, which has been recorded as an adjustment to goodwill. The total deferred payment amount could be higher, and will be paid by December 31, 2007.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurances that its defenses will be successful, or that any judgment or settlement in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and results of operations.

Note 14—Geographic Information

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets and other non-current assets, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
Europe	$280,616	$242,565	$459,749	$417,629
North America	222,889	173,411	396,664	318,841
Asia Pacific	91,985	86,065	168,614	158,853

Total net sales	$595,490	$502,041	$1,025,027	$895,323

No single country other than the United States represented more than 10% of the Company’s total consolidated net sales for the three and six months ended September 30, 2007 and 2006. One customer represented 17% and 16% of net sales in the three and six months ended September 30, 2007.

Net sales by product family were as follows (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006
Retail - Pointing Devices	$155,490	$136,796	$265,143	$232,819
Retail - Keyboards & Desktops	114,500	85,087	196,089	152,313
Retail - Audio	123,628	89,723	216,694	156,628
Retail - Video	64,469	87,726	111,744	163,652
Retail - Gaming	35,726	30,831	57,928	50,348
Retail - Remotes	24,628	16,769	40,070	32,288
OEM	77,049	55,109	137,359	107,275

Total net sales	$595,490	$502,041	$1,025,027	$895,323

Long-lived assets by geographic region were as follows (in thousands):

	September 30, 2007	March 31, 2007
Europe	$19,437	$16,800
North America	28,167	25,555
Asia Pacific	52,011	46,724

Total long-lived assets	$99,615	$89,079

Long-lived assets in the United States, China and Switzerland each represent more than 10% of the Company’s total consolidated long-lived assets at September 30, 2007 and March 31, 2007.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a world leader in peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. For the PC, our products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, our products include speakers and headphones. For gaming consoles, we offer a range of controllers and other accessories. In addition, we offer wireless music solutions for the home and advanced remote controls for home entertainment systems.

We sell our products to a network of distributors and resellers (“retail”) and to original equipment manufacturers (“OEMs”). Our worldwide retail network includes wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics stores, computer and telecommunications stores, value-added resellers and online merchants.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of consumer trends toward notebooks and other mobile devices. We remain focused on strengthening our leadership in the PC peripherals market through the introduction of products that support the continued growth of the notebook market segment. We have also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and mobile entertainment and digital music systems.

Logitech’s markets are extremely competitive and are characterized by short product life cycles, rapidly changing technology, evolving customer demands, and aggressive promotional and pricing practices. In order to remain competitive, we believe continued investment in product research and development is critical to driving innovation with new and improved products and technologies. We are committed to meeting customer needs for personal peripheral devices and believe innovation and product quality are important to gaining market acceptance and strengthening market leadership.

Over the last several years, Logitech has expanded and improved our supply chain operations, invested in product development and marketing, delivered innovative new products and pursued new market opportunities. We have significantly broadened our product offerings and the markets in which we sell. Our expansion has been primarily organic, but we have also grown as a result of a limited number of acquisitions that expanded our business into new product categories.

Net sales during the three months ended September 30, 2007 increased 19% to $595.5 million compared with $502.0 million during the three months ended September 30, 2006. Retail sales increased 16% over the prior year, with double-digit growth in all geographic regions. The growth was driven by remotes, which increased 47%, followed by audio and keyboards and desktops, which increased 38% and 35% over the same quarter in the prior fiscal year. OEM sales growth of 40% over the prior year was driven by microphones for console singing games.

Net income for the three months ended September 30, 2007 decreased 77% compared with the same period in the prior fiscal year, due to an unrealized loss of $67.4 million related to an other-than-temporary decline in the fair value of our short-term investments. Subsequent to quarter end, on October 16, 2007 we sold 50% of each of our short-term investments at par value as part of a confidential settlement agreement. The sale price is not necessarily indicative of current fair market values for the securities.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Logitech considers an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of the Company’s financial condition and operating results. Management has discussed the development, selection and disclosure of critical accounting estimates with the Audit Committee of the Board of Directors.

The carrying value of certain of the Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value due to their short maturities. The Company’s short-term investments are reported at estimated fair value. The fair value of short-term investments is estimated based on quoted market prices, if available, on the present value of expected cash flows, or by pricing the underlying collateral using published mortgage indices for comparably-rated collateral pools.

We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”) as of April 1, 2007, as required. The implementation of the provisions of FIN 48 requires us to make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations. Note 11 of the condensed consolidated financial statements describes FIN 48 and the effects on our results of operations and financial position arising from its adoption.

There have been no other significant changes during the three months ended September 30, 2007 to the nature of the critical accounting estimates disclosed in the Operating and Financial Review and Prospects in Logitech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities—including an amendment of FASB Statement No. 115”, (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and would be applied in the first quarter of fiscal year 2009. The Company is evaluating which eligible items might be measured at fair value, and what the financial statement and disclosure impact would be.

Results of Operations

Three Months Ended September 30, 2007 Compared with Three Months Ended September 30, 2006

Net Sales

Net sales by channel and product family for the three months ended September 30, 2007 and 2006 were as follows (in thousands):

	Three Months Ended September 30,		Change %
	2007	2006
Net sales by channel:
Retail	$518,441	$446,932	16%
OEM	77,049	55,109	40%

Total net sales	$595,490	$502,041	19%

Net sales by product family:
Retail - Pointing Devices	$155,490	$136,796	14%
Retail - Keyboards & Desktops	114,500	85,087	35%
Retail - Audio	123,628	89,723	38%
Retail - Video	64,469	87,726	(27)%
Retail - Gaming	35,726	30,831	16%
Retail - Remotes	24,628	16,769	47%
OEM	77,049	55,109	40%

Total net sales	$595,490	$502,041	19%

Logitech’s Pointing Devices product family includes the Company’s mice, trackballs and other pointing devices. Keyboards and desktops include cordless and corded keyboards and desktops. Audio includes speakers and headset products for the PC, the home, and mobile entertainment platforms and wireless music systems; video is comprised of PC webcams; gaming includes console and PC gaming peripherals; and remotes is comprised of the Company’s advanced remote controls.

Retail sales growth for the quarter was attributable to strong growth in Logitech’s remote controls, audio and keyboards and desktops product lines. OEM sales were higher as a result of strong sales of gaming peripherals, keyboards and desktops. Approximately 54% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended September 30, 2007. Net sales growth benefited from the strengthening of the Euro in the quarter ended September 30, 2007; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Pointing Devices. Sales of the Company’s retail pointing devices increased 14% and units increased 13% for the three months ended September 30, 2007 compared with the same quarter in the prior fiscal year. Sales of cordless mice increased 14% and units increased 31%, with a strong contribution from the value segment of the product line, led by our V220 Cordless Optical Mouse. Sales of cordless mice for notebooks increased 46%, with unit growth of 67%, reflecting the success of our new VX Nano cordless laser mouse and the V320 cordless optical mouse.

Retail Keyboards and Desktops. Sales of keyboards and desktops increased 35% and units increased 29% during the three months ended September 30, 2007 compared with the same quarter in the prior fiscal year. Keyboard sales increased 57%, based on strong contributions from the Alto Notebook Station, our portable notebook stand with an integrated keyboard, and our high-end cordless keyboard, the diNovo Edge. Sales of our desktops increased 21% and units increased 26% as compared with the prior fiscal year, led by our Cordless Desktop EX 110 and our new Cordless Desktop Wave.

Retail Audio. Strong growth in PC speaker sales led the increase of 38% in audio sales and 13% in audio units for the three months ended September 30, 2007, compared with the same period in the prior fiscal year. PC speakers increased 66% in sales and 48% in units. In addition, sales of our digital music speakers increased 7% due to a strong contribution from our new Pure-Fi Anywhere speakers for iPod.

Retail Video. Retail video sales decreased 27% while units decreased 25% during the second quarter of fiscal year 2008 as compared with the same period in the prior fiscal year. Although sales declined over the prior year, the decline was significantly less than the first quarter of fiscal year 2008. Moreover, video sales increased significantly as compared with the first quarter of fiscal year 2008. The year-over-year decline was primarily attributable to continued slow consumer demand in the webcam market. The decline in video sales in comparison with prior year quarters began in the fourth quarter of fiscal year 2007. Management expects a return to growth in the fourth quarter of fiscal year 2008.

Retail Gaming. Sales of retail gaming peripherals increased 16% and units decreased 8%. PC gaming peripherals increased 48% in dollars and 26% in units, led by the G25 and MOMO racing wheels. Console gaming sales decreased 36% and units decreased 40% as compared with the prior year, due to a decline in the sales related to prior generation consoles, particularly the PlayStation 2. Sales of our Cordless Controllers for PlayStation 3 did not offset the decline in sales of peripherals for prior generation consoles.

Retail Remotes. Sales of remotes increased 47% during the second quarter of fiscal year 2008 and units increased by 21%, primarily due to our Harmony 1000 and Harmony 670 remotes.

Retail Regional Performance. The Company’s Americas and Asia Pacific regions achieved double-digit retail sales growth of 17% compared with the same quarter in the prior fiscal year, led by solid contributions from the remotes, audio and keyboards and desktops product lines. Retail sales in the EMEA region increased 15%, led by strong contributions from the remotes, gaming and audio product lines.

OEM. Sales of OEM products increased 40% and units increased 11% in the second quarter of fiscal year 2008 compared with the same period in the prior fiscal year. OEM sales of gaming peripherals increased significantly, primarily due to sales of microphones for singing games for Playstation 3 and Wii. OEM keyboards also made a very strong contribution with sales nearly tripling as compared with the prior year. OEM sales for pointing devices increased 6%.

Gross Profit

Gross profit for the three months ended September 30, 2007 and 2006 was as follows (in thousands):

	Three Months Ended September 30,		Change
	2007	2006
Net sales	$595,490	$502,041	19%
Cost of goods sold	379,536	329,076	15%

Gross profit	$215,954	$172,965	25%

Gross margin	36.3%	34.5%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and write-down of inventories.

Gross profit increased 25% in the three months ended September 30, 2007 compared with the same period in the prior fiscal year. The increase was primarily driven by higher net sales as well as our ongoing product cost reductions and increased supply chain efficiencies.

Operating Expenses

Operating expenses for the three months ended September 30, 2007 and 2006 were as follows (in thousands):

	Three Months Ended September 30,		Change
	2007	2006
Marketing and selling	$76,463	$70,445	9%
% of net sales	13%	14%
Research and development	30,939	26,118	18%
% of net sales	5%	5%
General and administrative	28,149	24,225	16%
% of net sales	5%	5%

Total operating expenses	$135,551	$120,788	12%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Marketing and selling expense increased 9% over the prior year primarily due to increased personnel costs related to headcount additions in prior quarters to support higher retail sales levels as well as increased facilities costs. The impact of exchange rate changes on translation of foreign currency marketing and selling expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro relative to the U.S. dollar, also contributed to the increase.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects our commitment to continued investment in research and development initiatives, particularly in the audio and video product lines. Increased personnel costs due to headcount increases over the prior year were the largest contributor to the cost increases during the three months ended September 30, 2007. The impact of exchange rate changes on translation of foreign currency research and development expenses to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of an increase in personnel and occupancy costs. Personnel costs increased 19% in the three months ended September 30, 2007 primarily due to headcount additions during prior quarters. Headcount increased in the finance and information services departments to support new systems and internal control procedures implemented during fiscal year 2007. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for the three months ended September 30, 2007 and 2006 were as follows (in thousands):

	Three Months Ended September 30,		Change
	2007	2006
Interest income	$3,940	$1,986	98%
Interest expense	(15)	(56)	73%

Interest income, net	$3,925	$1,930	103%

Interest income was higher for the second quarter of fiscal year 2008 due to higher invested balances in cash and short-term investments.

Other Income, Net

Other income, net for the three months ended September 30, 2007 and 2006 was as follows (in thousands):

	Three Months Ended September 30,		Change
	2007	2006
Foreign currency exchange gains, net	$1,722	$1,392	24%
Unrealized loss on investments	(67,419)	—	0%
Other, net	674	(285)	(336)%

Other income (expense), net	$(65,023)	$1,107	(5974)%

During the three months ended September 30, 2007, we recorded an unrealized loss of $67.4 million related to an other-than-temporary decline in the fair value of our short-term investments. See Note 5-Short-term Investments in the Notes to Condensed Consolidated Financial Statements of this Form 6-K for further discussion. The change in foreign exchange gains during the three months ended September 30, 2007 resulted from fluctuations in foreign currency exchange rates.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended September 30, 2007 and 2006 were as follows (dollars in thousands):

	Three Months Ended September 30,
	2007	2006
Provision for income taxes	$7,743	$6,010
Effective income tax rate	40.1%	10.9%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. Our effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets.

The Company had a discrete event related to the other-than-temporary decline in the estimated fair value of our short-term investments during the three months ended September 30, 2007. There was no impact on the tax provision for the quarter, as the Company will not derive a tax benefit from the loss related to the other-than-temporary decline in the estimated fair value of the Company’s short-term investments.

The provision for income taxes for the three months ended September 30, 2007 and 2006 included $1.7 million and $1.1 million of tax benefits related to share-based compensation expense.

The Company’s provision for income taxes of $7.7 million for the three months ended September 30, 2007 on income before income taxes of $19.3 million represents an effective income tax rate of 40.1%. If the discrete event of $67.4 million related to the other-than-temporary decline in the estimated fair value of short-term investments as of September 30, 2007 was excluded from income before income taxes, the provision for income taxes of $7.7 million would be applied to income before income taxes excluding the discrete event of $86.7 million, and the Company’s effective tax rate would be 8.9%. The decrease in an effective income tax rate to 8.9% compared with 10.9% in the second quarter of fiscal year 2007 is primarily due to changes in the Company's geographic mix of income.

Six Months Ended September 30, 2007 Compared with Six Months Ended September 30, 2006

Net Sales

Net sales by channel and product family for the six months ended September 30, 2007 and 2006 were as follows (in thousands):

	Six months ended September 30,
	2007	2006	Change %
Net sales by channel:
Retail	$887,668	$788,048	13%
OEM	137,359	107,275	28%

Total net sales	$1,025,027	$895,323	14%

Net sales by product family:
Retail - Pointing Devices	$265,143	$232,819	14%
Retail - Keyboards & Desktops	196,089	152,313	29%
Retail - Audio	216,694	156,628	38%
Retail - Video	111,744	163,652	(32)%
Retail - Gaming	57,928	50,348	15%
Retail - Remotes	40,070	32,288	24%
OEM	137,359	107,275	28%

Total net sales	$1,025,027	$895,323	14%

Retail sales growth for the period was attributable to strong growth in Logitech’s audio, keyboards and desktops, and remote controls product lines, partially offset by a decline in sales of video products. OEM sales were higher as a result of strong sales of keyboards, desktops and console gaming peripherals. Approximately 52% of the Company’s sales were denominated in currencies other than the U.S. dollar during the six months ended September 30, 2007. Net sales growth benefited from the strengthening of the Euro in the six months ended September 30, 2007; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Pointing Devices. Sales of the Company’s retail pointing devices increased 14% and units increased 8% for the six months ended September 30, 2007 compared with the same period in the prior fiscal year. Sales of cordless mice for notebooks increased 44%, with unit growth of 58%, primarily due to strong contributions from sales of our new VX Nano cordless laser mouse and our V220 cordless mouse for notebooks. Sales of our VX Revolution™ cordless laser mouse for notebooks also increased over the prior year.

Retail Keyboards and Desktops. Sales of keyboards and desktops increased 29% and units increased 18% during the six months ended September 30, 2007 compared with the same period in the prior fiscal year. The increase in sales was led by the new cordless desktop Wave, the cordless desktop MX 3200 Laser and the high-end cordless keyboard, the diNovo Edge.

Retail Audio. Sales of our audio products increased 38% during the six months ended September 30, 2007, compared with the same period in the prior fiscal year, with units increasing 13%, primarily due to growth in sales of PC speakers. Sales of PC speakers increased 65% and units increased 45% over the prior year with a strong contribution from our Z-5500 digital speakers and our X-240 speakers.

Retail Video. Retail video sales decreased 32% and units decreased 29% during the six months ended September 30, 2007 compared with the same period in the prior fiscal year. The significant decline was primarily attributable to slower than expected consumer demand in the webcam market, particularly in our EMEA region where video sales decreased 48% compared with the prior year. The decline in video sales in comparison with prior year quarters began in the fourth quarter of fiscal year 2007. Management expects a return to growth in the fourth quarter of fiscal year 2008.

Retail Gaming. Sales of retail gaming peripherals increased 15% while units decreased 3%. Sales of PC gaming peripherals were very strong, increasing 32% with units increasing 16%, led by the G25 and MOMO racing wheels. Our console gaming sales decreased 14% and units decreased 22% as compared with the prior year, due to a decline in the sales related to peripherals for prior generation consoles, particularly the PlayStation 2. Sales of our Cordless Controllers for PlayStation 3 did not offset the decline in prior generation consoles.

Retail Remotes. Sales of remotes increased 24% during the first six months of fiscal year 2008 and units increased by 3%. The growth was primarily attributable to our Harmony 1000 and Harmony 670 remotes.

Retail Regional Performance. The Company’s Americas and Asia Pacific regions achieved double-digit retail sales growth of 17% and 15% compared with the same period in the prior fiscal year, led by solid contributions from the audio, keyboards and desktops and remotes product lines. Retail sales in the EMEA region increased 8%, led by sales of gaming peripherals, audio products and keyboards and desktops.

OEM. Sales of OEM products increased 28% and units increased 9% during the first six months of fiscal year 2008 compared with the same period in the prior fiscal year. OEM sales of gaming peripherals increased significantly, led by microphones for singing games for PlayStation 3 and Wii. Keyboards, desktops and audio products also contributed strongly to the growth in OEM sales.

Gross Profit

Gross profit for the six months ended September 30, 2007 and 2006 was as follows (in thousands):

	Six months ended September 30,
	2007	2006	Change
Net sales	$1,025,027	$895,323	14%
Cost of goods sold	664,287	601,446	10%

Gross profit	$360,740	$293,877	23%

Gross margin	35.2%	32.8%

Gross profit increased 23% in the six months ended September 30, 2007 compared with the same period in the prior fiscal year. The growth resulted from sales volume increases combined with gross margin improvements on newly launched products, as well as from our ongoing efforts to reduce product costs and increase supply chain efficiency.

Operating Expenses

Operating expenses for the six months ended September 30, 2007 and 2006 were as follows (in thousands):

	Six months ended September 30,
	2007	2006	Change
Marketing and selling	$141,250	$121,643	16%
% of net sales	14%	14%
Research and development	59,704	51,046	17%
% of net sales	6%	6%
General and administrative	55,471	45,220	23%
% of net sales	5%	5%

Total operating expenses	$256,425	$217,909	18%

Marketing and Selling

Higher marketing and selling expense in absolute dollars and as a percentage of net sales compared with the prior year reflects increased personnel costs related to headcount additions in prior quarters to support higher retail sales levels and increased facilities costs. The impact of exchange rate changes on translation of foreign currency marketing and selling expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro relative to the U.S. dollar, also contributed to the increase.

Research and Development

The increase in research and development expense reflects our commitment to continued investment in research and development initiatives, particularly in the audio and video product lines. Increased personnel costs due to headcount additions in prior quarters were the largest contributor to the increases in research and development expense during the six months ended September 30, 2007. The impact of exchange rate changes on translation of foreign currency research and development expenses to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense increased primarily as a result of an increase in headcount and occupancy expenses. Personnel costs increased 22% in the six months ended September 30, 2007. Compared with the prior year, headcount increased in the finance and information services departments to support new systems and internal control procedures implemented during fiscal year 2007. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for the six months ended September 30, 2007 and 2006 were as follows (in thousands):

	Six months ended September 30,		Change
	2007	2006
Interest income	$7,548	$3,588	110%
Interest expense	(85)	(112)	24%

Interest income, net	$7,463	$3,476	115%

Interest income was higher for the first six months of fiscal year 2008 due to higher invested balances in cash and short-term investments, and higher returns earned on invested amounts.

Other Income, Net

Other income, net for the six months ended September 30, 2007 and 2006 was as follows (in thousands):

	Six months ended September 30,		Change
	2007	2006
Foreign currency exchange gains, net	$2,953	$2,908	2%
Unrealized loss on investments	(67,419)	—	0%
Gain on sale of shares of Anoto Group	—	6,597	(100)%
Other, net	762	333	129%

Other income (expense), net	$(63,704)	$9,838	(748)%

During the three months ended September 30, 2007, we recorded an unrealized loss of $67.4 million related to an other-than-temporary decline in the estimated fair value of our short-term investments. See Note 5 - Short-term Investments in the Notes to Condensed Consolidated Financial Statements of this Form 6-K for further discussion.

Other income for the six months ended September 30, 2006 included a gain of $6.6 million on the sale of our investment in Anoto Group AB, a publicly traded Swedish technology company from which we license our digital pen technology.

Provision for Income Taxes

We adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (FIN 48), in the first quarter of fiscal year 2008. See Note 11-Income Taxes in the Notes to Condensed Consolidated Financial Statements of this Form 6-K for further discussion.

The provision for income taxes and effective tax rate for the six months ended September 30, 2007 and 2006 were as follows (dollars in thousands):

	Six months ended September 30,
	2007	2006
Provision for income taxes	$10,958	$9,931
Effective income tax rate	22.8%	11.1%

The Company had a discrete event related to the other-than-temporary decline in the estimated fair value of our short-term investments during the three months ended September 30, 2007. There was no impact on the tax provision for the six months ended September 30, 2007, as the Company will not derive a tax benefit from the loss related to the other-than-temporary decline in the estimated fair value of the Company’s short-term investments.

The provision for income taxes for the six months ended September 30, 2007 and 2006 included $2.6 million and $2.0 million of tax benefits related to share-based compensation expense.

The Company’s provision for income taxes of $11.0 million for the six months ended September 30, 2007 on income before income taxes of $48.1 million represents an effective income tax rate of 22.8%. If the discrete event of $67.4 million related to the other-than-temporary decline in the estimated fair value of short-term investments as of September 30, 2007 was excluded from income before income taxes, the provision for income taxes of $11.0 million would be applied to income before income taxes excluding the discrete event of $115.5 million, and the Company’s effective tax rate would be 9.5%. The decrease in an effective income tax rate to 9.5% compared with 11.1% in the six months ended September 30, 2006 is primarily due to changes in the Company's geographic mix of income.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At September 30, 2007, net working capital was $615.1 million, compared with $542.4 million at March 31, 2007. The increase in working capital from March 31, 2007 was primarily related to the reclassification of $89.7 million of unrecognized tax benefits from current income taxes payable to long-term income taxes payable as a result of the implementation of FIN 48 during the first quarter of fiscal year 2008.

Operating activities generated cash of $112.8 million during the six month period ended September 30, 2007. Proceeds from the sale of the balance of our investment in Anoto Group A.B. provided $11.3 million, and the exercise of stock options provided $25.3 million. During the six months ended September 30, 2007, we used $93.6 million to repurchase shares under the share buyback program, $11.7 million to reduce short-term debt, and $29.9 million for capital expenditures, including investments for manufacturing equipment, leasehold improvements and tooling costs.

Cash and cash equivalents increased $69.2 million at September 30, 2007 compared with March 31, 2007, due to increased cash flow from operations and the transfer of $46.0 million from short-term investments to short-term bank deposits, which are classified as cash equivalents in the Company’s balance sheet.

Short-term investments totaled $101.2 million at September 30, 2007, a decrease of $113.4 million from March 31, 2007. Short-term investments decreased $46.0 million due to transfers to short-term bank deposits and $67.4 million due to the other-than-temporary decline in the estimated fair value recorded as of September 30, 2007. The auction rate securities in the Company’s short-term investment portfolio, which are collateralized by commercial and residential real estate mortgage loans and corporate debt, declined significantly in fair value as a result of the U.S. credit market disruptions which began during the quarter ended September 30, 2007.

Management believes the other-than-temporary decline in fair value of our short-term investments does not have a material impact on the Company’s liquidity. Subsequent to quarter end, on October 16, 2007 we received $84.3 million for the sale at par of 50% of each of the securities in our short-term investment portfolio, pursuant to a confidential settlement agreement. The par value sale price is not necessarily indicative of current fair market value for the securities. Based upon our available cash balances and credit lines, and the trend of our historical cash flow generation, we believe we have sufficient liquidity and are not dependent upon selling the remaining short-term investments in order to fund operations for the foreseeable future.

The Company has financed its operating and capital requirements primarily through cash flow from operations and, to a lesser extent, from capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash, cash equivalents and short-term investments on hand, and borrowings, as needed, under its credit facilities.

The Company has credit lines with several European and Asian banks totaling $133.4 million as of September 30, 2007. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from the banks, we believe that these lines of credit will continue to be made available because of our long-standing relationships with these banks. The Company had letters of credit and guarantees of $2.4 million at September 30, 2007, which reduce the amounts available under the lines of credit. At September 30, 2007, $131.0 million was available under these facilities. There are no financial covenants under these facilities.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for September 30, 2007 and 2006 (dollars in thousands):

	September 30, 2007	September 30, 2006
Accounts receivable, net	$425,052	$397,198
Inventories	263,396	258,417
Working capital	615,055	484,646
Days sales in accounts receivable (DSO) (1)	64 days	71 days
Inventory turnover (ITO) (2)	5.8x	5.1x
Net cash provided by operating activities	$112,816	$41,939

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided cash of $112.8 million during the six months ended September 30, 2007 compared with $41.9 million provided during the six months ended September 30, 2006. The increase was primarily due to improved capital efficiency and operating profit.

DSO for the second quarter of fiscal year 2008 decreased by 7 days compared with the second quarter of fiscal year 2007. Higher receivable collections during the quarter combined with higher net sales contributed to the improvement in DSO. Typical payment terms require customers to pay for product sales generally within 30 to 60 days; however, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company does not modify payment terms on existing receivables, but may offer discounts for early payment.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the six months ended September 30, 2007 and 2006 (in thousands):

	Six months ended September 30,
	2007	2006
Purchases of property, plant and equipment	$(29,917)	$(26,058)
Purchases of short-term investments	(379,793)	(115,000)
Sales of short-term investments	425,879	20,000
Proceeds from sale of investment	11,308	12,874
Premiums paid on cash surrender value life insurance policies	(238)	(56)

Net cash provided by (used in) investing activities	$27,239	$(108,240)

Our purchases of plant and equipment during the six months ended September 30, 2007 were principally for machinery and equipment for two new production and manufacturing facilities, including a new surface mount technology factory in China, leasehold improvements for a new office facility in Switzerland, computer hardware and software purchases, and normal expenditures for tooling. During the six months ended September 30, 2006, purchases of plant and equipment included costs for construction of a new factory in Suzhou, China.

We began investing excess cash in auction rate securities, which are classified as short-term investments, in August 2006. The increase in purchases and sales for the six months ended September 30, 2007 over the six months ended September 30, 2006 occurred because only two months’ short-term investment activity is represented in the six months ended September 30, 2006.

We received $11.3 million in the first six months of fiscal year 2008 from the sale in March 2007 of the balance of our investment in Anoto. In April 2006, we sold 42% of our Anoto stock for $12.9 million.

Other investing activities consist primarily of premiums paid on the cash surrender value of life insurance policies purchased under the management deferred compensation plan offered by our U.S. subsidiary.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the six months ended September 30, 2007 and 2006 (in thousands except per share amounts):

	Six months ended September 30,
	2007	2006
Repayment of short-term debt	$(11,739)	$(1,737)
Purchases of treasury shares	(93,562)	(49,219)
Proceeds from sale of shares upon exercise of options and purchase rights	25,324	17,016
Excess tax benefits from share-based compensation	8,285	4,669

Net cash used in financing activities	$(71,692)	$(29,271)

	Six months ended September 30,
	2007	2006
Number of shares repurchased	3,466	2,410
Value of shares repurchased	$93,562	$49,219
Average price per share	$26.99	$20.42

During the six months ended September 30, 2007, we repaid short-term debt borrowings of $11.7 million. We also repurchased 3.5 million shares for $93.6 million under the buyback program announced in May 2006. The sale of shares upon exercise of options pursuant to the Company’s stock plans realized $25.3 million during the first six months of fiscal year 2008. In addition, cash of $8.3 million was provided by tax benefits from the exercise of share-based payment awards.

Cash used in financing activities during the six months ended September 30, 2006 included stock repurchases of 2.4 million shares for $49.2 million under the June 2005 buyback program. Proceeds totaling $17.0 million were realized from the sale of shares upon exercise of options pursuant to the Company’s stock plans. Tax benefits from the exercise of share-based payment awards provided $4.7 million during the first six months of fiscal year 2007.

Cash Outlook

We have financed our operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. Our working capital requirements and capital expenditures may increase to support future expansion of Logitech operations. Future acquisitions or expansion of our operations may be significant and may require the use of cash.

In June 2007, we announced the approval by the board of directors of a new share buyback program authorizing the repurchase of up to $250 million of our shares. The buyback program is subject to the approval of the Swiss Takeover Board. This new program will begin after we complete the share buyback program announced in May 2006, which authorized the repurchase of up to $250 million of our shares. During the six months ended September 30, 2007, we repurchased 3.5 million shares for $93.6 million under the May 2006 program. The approved amount remaining under this program at September 30, 2007 is $80.3 million. We plan to continue repurchasing shares under this program.

In May 2004, we acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with net sales in the revenue measurement period. Based on the net sales of remote controls since April 2006, we will be obligated to make a deferred payment of at least $36.3 million, which has been recorded as an adjustment to goodwill. The total deferred payment amount could be higher, and will be paid by December 31, 2007.

Other contractual obligations and commitments of the Company which require cash are described in the following sections.

Despite the decline in fair value of our short-term investments, we believe that our cash and cash equivalents, cash flow generated from operations, and available borrowings under our bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

At September 30, 2007, our outstanding contractual obligations and commitments included: (i) amounts drawn on our credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments, (iv) purchase commitments and obligations and (v) long-term liabilities for income taxes payable.

We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At September 30, 2007, fixed purchase commitments for capital expenditures amounted to $10.6 million, and primarily related to commitments for manufacturing equipment and tooling. We also have commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At September 30, 2007, fixed purchase commitments for inventory amounted to $195.0 million, which are expected to be fulfilled within the fiscal quarter ending December 31, 2007. We also had other commitments totaling $30.9 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

At September 30, 2007, the Company had $84.4 million in non-current income taxes payable which are not expected to be payable within the next 12 months.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At September 30, 2007, the amount of outstanding guaranteed purchase obligations was approximately $3.3 million. The maximum potential future payments under one of the two guarantee arrangements is limited to $2.8 million in total. The other guarantee is limited to purchases of specified components form the named supplier. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at September 30, 2007. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our shares.

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•

Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•

We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, buy tooling equipment, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•

Fluctuations in currency exchange rates can impact our revenues, expenses and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our shares.

If we fail to successfully innovate in our current and emerging product categories, our business and operating results could suffer.

The personal peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. As a result, we must continually innovate in our current and emerging product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.

The success of our products depends on several factors, including our ability to:

•	identify new feature or product opportunities;

•	anticipate technology, market trends and consumer demands;

•	develop innovative and reliable new products and enhancements in a cost-effective and timely manner; and

•	distinguish our products from those of our competitors.

If we do not execute on these factors successfully, products that we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. In addition, if we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, designs, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed.

Our gross margins can vary significantly depending on the timing of our product introductions, market reaction to our products, product mix, geographic sales mix, customers and other factors.

Our gross margins can vary due to consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, geographic sales mix, and the complexity and functionality of new product innovations. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, or if consumer demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react that lower our margins, then our overall gross margin will be less than we project.

In addition, our gross margins may vary significantly by product line, sales geography and customer type, as well as within product lines. When the mix of products sold shifts from higher margin product lines to lower margin product lines, to lower margin sales geographies, or to lower-margin products within product lines, our overall gross margins and our profitability may be adversely affected. For example, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. As a result, increases in OEM sales or decreases in retail sales relative to total sales may negatively impact our gross margins.

The impact of these factors on gross margins can create fluctuations in our operating results, which may cause volatility in the price of our shares.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market, and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decide to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls and streaming media devices. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued competitive pressure in both our retail and OEM business, including in the terms and conditions that our competitors offer customers, which may be more favorable than our terms and conditions and may require us to take actions to increase our customer incentive programs, which could impact our revenues and operating margins.

Pointing Devices, Keyboards and Desktops. Microsoft is our main competitor in the mice, keyboard and desktop product lines. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The notebook peripheral segment is also an area where we face aggressive pricing and promotions, as well as new competitors that have broader notebook product offerings than we do.

Video. Our competitors for PC Web cameras include Microsoft, Creative Labs and Philips. We are encountering aggressive pricing practices and promotions on a worldwide basis, which have impacted our revenues and margins. The market for PC webcams has also slowed significantly in the last nine months, and as a result, pricing practices and promotions by our competitors have become more aggressive.

Microsoft is a leading producer of operating systems and applications with which our mice, keyboards and webcams are designed to operate. As a result, Microsoft may be able to improve the functionality of its own peripherals to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Audio. Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Plantronics and its Altec Lansing subsidiary, Creative Labs, and Bose Corporation. In the PC headset and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. We have expanded our audio product portfolio to include network-based audio systems for digital music, an emerging market with several small competitors as well as larger established consumer electronics companies, like Sony and Philips.

Gaming. Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our controllers for PlayStation also compete against controllers offered by Sony.

Remotes. Our revenues and market share for personal peripheral devices for home entertainment systems have expanded substantially in the U.S. since our acquisition of Intrigue Technologies in 2004. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not compete effectively, demand for our products could decline, our gross margin could decrease, we could lose market share and our revenues could decline.

If we do not successfully continue to innovate and market products for notebook PCs, our business and results of operations may suffer.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of the increasing popularity of notebook and mobile products over desktop PCs. In our OEM channel, this shift has adversely affected our sales of OEM mice, which are sold with name-brand desktop PCs. Our OEM mice sales have historically made up the bulk of our OEM sales, and our OEM sales accounted for 11% and 12% of total revenues during fiscal years 2007 and 2006. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

In our retail channels, the growing popularity of notebook PCs, which are sold by retailers without peripherals, creates opportunities to sell products to consumers to help make their notebook more productive and comfortable. If we do not continue to innovate and successfully market products designed for notebook PCs and other mobile devices, our business and results of operations could be harmed. In addition, the increasing popularity of notebook PCs may result in a decreased demand by consumers for keyboards and desktops, which could negatively affect our sales of these products.

If we do not continue to improve our product demand forecasting, our business and operating results could be adversely affected.

We use our forecasts of product demand to make decisions regarding investments of our resources and production levels of our products. Although we receive forecasts from our customers, many are not obligated to purchase the forecasted demand. Also, actual sales volumes for individual products in our retail distribution channel can be volatile due to changes in consumer preferences and other reasons. In addition, our retail products have short product life cycles, so a failure to accurately predict high demand for a product can result in lost sales that we may not recover in subsequent periods, or higher product costs if we meet demand by paying higher costs for materials, production and delivery. We could also frustrate our customers and lose shelf space. Our failure to predict low demand for a product can result in excess inventory, lower cash flows and lower margins if we are required to reduce product prices in order to reduce inventories.

Over the past few years, we have rapidly and significantly expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and our sales markets has increased the difficulty of accurately forecasting product demand.

We have experienced large differences between our forecasts and actual demand for our products and expect differences to arise in the future. If we do not continue to improve the accuracy of our forecasts, our business and operating results could be adversely affected.

Our business depends in part on access to third-party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

In recent years we have expanded our product portfolio to include products designed for use with third-party platforms such as the Apple iPod, Microsoft Xbox™, Sony PlayStation, and the Sony PSP. The growth of our business is in part due to sales of these products. However, our business in these categories relies on our access to the platforms of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. For example, to our knowledge Microsoft has not licensed any manufacturer to produce third-party wireless peripherals for use with their Xbox 360™ gaming console.

Our access to third-party platforms may require paying a royalty, which lowers our product margins, or may otherwise be on terms that are not acceptable to us. In addition, the third-party platforms or technologies used to interact with our product portfolio can change without prior notice to us, which can result in our having excess inventory or lower margins.

If we are unable to access third-party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

Our principal manufacturing operations and third-party contract manufacturers are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations and third-party contract manufacturers are located in China. Our manufacturing operations in Suzhou, China could be severely impacted by changes in the interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade, public health and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the Chinese yuan renminbi (“CNY”), the local currency of China. Significant future appreciation of the CNY could increase our component and other raw material costs, as well as our labor costs, and could adversely affect our financial results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components, such as micro-controllers and optical sensors, were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors, such as micro-controllers and optical sensors, and base metals used in our products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in periodic capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory. Air and ground transportation costs remain under upward pressure primarily due to high fuel costs. Further increases in the worldwide cost of fuel could result in higher transportation costs, which could adversely affect gross margins.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses and collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•

difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

Our effective tax rates may increase in the future, which could adversely affect our net income.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. For example, in the second quarter of fiscal year 2008, the recording of a discrete event related to the other-than-temporary decline in the estimated fair value of short-term investments caused the effective income tax rate to be 40.1%, as compared with 10.9% in the same quarter of the prior fiscal year. There is no assurance that our effective income tax rate will not change in future periods. The amount of income taxes we pay could be subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability. If our effective tax rate increases in future periods, our net income could be adversely affected.

The value of our short-term investments may decline further, which would adversely affect our net income.

Our short-term investments portfolio consists of auction rate securities collateralized primarily by commercial and residential real estate mortgage loans and corporate debt. These securities are subject to all the risks of the underlying collateral as well as the risks inherent in structured finance instruments. Their value has recently declined significantly and may decline further in the future.

The following factors may contribute to future decreases in value of our short-term investments:

•	Further decline in the state of the U.S. residential housing and mortgage market, which would lead to an increased risk of default in the collateral pools underlying the securities.

•

Significant defaults in the collateral pools underlying the securities, which could lead to interest payments which are not fully paid or not paid at all, and to the loss of all or substantially all of the remaining value of the securities.

•	Continued investor aversion to structured finance products with complex collateral, particularly collateralized debt obligations.

•	Downgrades by credit rating agencies in the credit ratings of the securities or the collateral pools underlying the securities.

•	Continued high levels of uncertainty or significant declines in the credit markets.

Although the securities currently in our portfolio are designed to trade at par in regular auctions, the auctions for the securities recently failed, and there is no assurance the auctions will resume, particularly for those auction rate securities that are collateralized debt obligations. As a result, it is likely that the securities may only trade, if at all, with limited liquidity in the secondary debt markets.

To the extent additional future declines in the fair value of these investments occur, or if we are only able to sell the securities at amounts less than our recorded estimated fair value, our net income and cash flows will be negatively impacted.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese yuan renminbi (“CNY”), British pound sterling, Japanese yen, Taiwanese dollar and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. Certain receivables from individual countries are recorded in a subsidiary whose functional currency is not the same as the local currency, which can result in a foreign currency exposure.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at September 30, 2007. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan renminbi	$45,329	$(4,121)	$5,037
U.S. dollar	Japanese yen	18,242	(1,658)	2,027
U.S. dollar	Taiwanese dollar	(6,677)	607	(742)
U.S. dollar	Mexican peso	6,612	(601)	735
U.S. dollar	Canadian dollar	2,104	(191)	234
U.S. dollar	Swiss franc	2,007	(182)	223
Euro	British pound sterling	22,101	(2,009)	2,456
Euro	Norwegian kroner	(1,053)	96	(117)
Euro	United Arab Emirates dirham	726	(66)	81
Euro	Swiss franc	(701)	64	(78)
Euro	Turkish New Lira	599	(54)	67
Euro	Danish Krone	(530)	48	(59)

		$88,759	$(8,067)	$9,864

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in CNY. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the CNY, the Company transferred a portion of its cash investments to CNY accounts. At September 30, 2007, net assets held in CNY totaled $45.3 million. The Company continues to evaluate the level of net assets held in CNY relative to component and raw material purchases and interest rates on cash equivalents.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of September 30, 2007, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $48.6 million. These forward contracts generally mature within three months. Deferred realized losses were immaterial at September 30, 2007 and are expected to be reclassified to cost of goods sold when the related inventory is sold.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at September 30, 2007 were $22.5 million. The notional amounts of foreign exchange swap contracts outstanding at September 30, 2007 were $6.3 million. Unrealized net gains on the contracts were $0.4 million at September 30, 2007.

If the U.S. dollar had appreciated by 10% compared with the hedged foreign currency, an unrealized gain of $3.4 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% compared with the hedged foreign currency, a $6.4 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and short-term investments. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the September 30, 2007 and March 31, 2007 period end rates would not have caused a change in interest earned or interest paid which would have had a material effect on the Company’s net income or cash flows.

Changes in interest rates could also impact the fair value of the Company’s short-term investments in auction rate securities. In a rising interest rate environment, the value of these securities may be adversely affected when payments on underlying mortgages do not occur as anticipated, and when coupon payment rates are less than prevailing market interest rates. Estimates of fair value would also decline as interest rates rise, which could require additional write-downs that could have a material effect on the Company’s net income or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers S.A. (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may continue to provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, consultations regarding share-based compensation and expatriate tax matters.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of September 30, 2007 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control

There have been no significant changes in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In light of the unauthorized actions and subsequent misrepresentations to management by the Company’s Treasurer that led the Company to have significant exposure to dislocations in the credit markets, and the consequent significant write-down of short-term investments, the Company has begun a review and evaluation of the controls and procedures related to Treasury operations. This review will be completed in the third quarter of fiscal year 2008.

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate them by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

November 6, 2007